UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION OMB APPROVAL
                             WASHINGTON, D.C. 20549
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                                                             OMB APPROVAL
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                                                   OMB Number:       3235-0145
                                                   Expires: December 31, 2005
                                                   Estimated average burden
                                                   Hours per response . . . . 11
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                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                              Hubbell Incorporated
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    443510102
                --------------------------------------------------
                                 (CUSIP Number)

                    December 31, 2004 (see explanatory note)
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           [X] Rule 13d-1(b)
                           [ ] Rule 13d-1(c)
                           [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.




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
CUSIP NO. 223767104
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   1.     Names of Reporting Persons.
          I.R.S. Identification No. of above persons 9entities only) Thompson, Rubinstein Investment Management, Inc.
          93-0736242
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   2.     Check the Appropriate Box If a Member of a Group*

                (a) [ ]
                (b) [ ]
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   3.     Sec Use Only
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   4.     Citizenship or Place of Organization          Oregon
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        Number of       5.   Sole Voting Power          None
          Shares        --------------------------------------------------------
       Beneficially     6.   Shared Voting Power        0
         Owned by       --------------------------------------------------------
           Each         7.   Sole Dispositive Power     552,199
        Reporting       --------------------------------------------------------
          Person        8.   Shared Dispositive Power   0
           With
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   9.     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        552,199
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   10.    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
          [ ]*
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   11.    Percent of Class Represented by Amount in Row 9   5.9%
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   12.    Type of Reporting Person                      IN
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
EXPLANATORY NOTE: This filing reflects information as of December 31, 2004. The reporting person also beneficially owned more than 5% of the Class A Common Stock of Hubbell Incorporated as of December 31, 2000, 2001, 2002 and 2003, but inadvertently failed to file Schedules 13G for any of these years. However, the reporting person described its holdings of such securities at each such date in other filings it made with the SEC.
ITEM 1.
            (a)           Name of Issuer:
                          Hubbell Incorporated
            (b) Address of Issuer's Principal Executive Offices: 584 Derby Milford Road, Orange, CT 06477-4024

ITEM 2.
            (a) Name of Person Filing:
                          Thompson, Rubinstein Investment Management, Inc.
            (b)           Address of Principal Business Office or, if none,
                          Residence:
                          715 SW Morrision, Suite 604, Portland, OR 97205
            (c)           Citizenship:
                          Oregon Corporation
            (d)           Title of Class of Securities:
                          Class A Common Stock
            (e)           CUSIP Number:
                          443510102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
            (a) [ ]Broker or dealer registered under section 15 of theAct (15 U.S.C. 78o).
            (b)           [ ]Bank as defined in section 3(a)(6) of the Act
                          (15 U.S.C. 78c).
            (c) [ ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
            (d) [ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

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
            (e) [X]An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
            (f) [ ]An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
            (g) [ ]A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
            (h) [ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i) [ ]A church plan that is excluded from the definition of an investment company under ] section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
            (j)           [ ]Group, in accordance with ss.240.13d-1(b)
                          (1)(ii)(J).

ITEM 4.     OWNERSHIP.
            (a)           Amount beneficially owned: 552,199 shares
            (b)           Percent of class: 5.9%
            (c)           Number of shares as to which the person has:
                          (i) Sole power to vote or to direct the vote: none
                          (ii) Shared power to vote or to direct the vote: none
                          (iii)Sole power to dispose or to direct the disposition: 552,199 shares
                          (iv) Shared power to dispose or to direct the disposition: none

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
              Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
              Not applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
              Not applicable

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP
              Not applicable



















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

ITEM 10.      CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 10, 2005

               THOMPSON, RUBINSTEIN INVESTMENT MANAGEMENT, INC.



               By:  /s/ RICHARD A. RUBINSTEIN
                    -------------------------
                Richard A. Rubinstein, President, Secretary and Chief Compliance Officer













ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


















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